UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K
                      REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16
                   of the Securities Exchange Act of 1934



For the nine months ended September 30, 2002

Commission file number:  0-16078

                         O&Y PROPERTIES CORPORATION
           (Exact name of Registrant as specified in its charter
             or translation of Registrant's name into English)

                              Ontario, Canada
              (Jurisdiction of incorporation or organization)

     Suite 3300, 100 King Street West, Toronto, Ontario, Canada M5X 1B1
                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

        |X|      Form 20-F                          |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as
permitted by Regulation S-T Rule 101(b)(7):     |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

            |_|      Yes                                |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                               DOCUMENT INDEX

Document                                                               Page No.

1.      Quarterly Report For the Nine Months Ended September 30, 2002     4

                                                               Document 1

                               O&Y PROPERTIES CORPORATION




                                 Quarterly Report
               for the Nine Months Ended September 30, 2002


Financial Highlights
(in thousands of dollars except per share amounts)

                                                Three                Three                  Nine                Eight
                                         Months Ended         Months Ended          Months Ended         Months Ended
                                   September 30, 2002   September 30, 2001    September 30, 2002   September 30, 2001
                                 --------------------- -------------------- --------------------- --------------------

Funds from operations                     $ 14,368            $  12,592            $   40,469            $  32,139
     -per share basic                     $   0.32            $    0.26            $     0.89            $    0.66
     -per share diluted                   $   0.28            $    0.24            $     0.79            $    0.60
Revenues                                  $ 71,633            $  73,224            $  216,224            $ 194,715
Net income                                $  1,822            $     267            $    5,960            $   8,665
     -per share basic                     $   0.01            $   (0.02)           $     0.05            $    0.13
     -per share diluted                   $   0.01            $   (0.02)           $     0.05            $    0.13

To our shareholders

O&Y Properties Corporation is pleased to report its financial results for the third quarter and nine months ended September 30, 2002. Last year, we changed our fiscal year end from January 31 to December 31. Accordingly, the results for the prior year represent the three and eight month periods ended September 30, 2001.

The highlights for the quarter included: an increase in funds from operations for both the quarter and year-to-date over the prior year, the early renewal of a large portion of the BMO Financial Group leases in First Canadian Place and the completion of the purchase of the remaining 50% interest in the Altius Centre in Calgary by O&Y REIT.

"We posted another solid quarter and we continue to be confident that we will meet our financial goals for the year," said Philip Reichmann, Chief Executive Officer. "In spite of the events of the past year leading to ongoing uncertainty in world markets, we remain confident that we have a solid foundation on which to continue to grow the key areas of our business."

Funds from operations ("FFO") for the quarter were 14% ahead of the prior year at $14.4 million or $0.32 per share basic compared to $12.6 million or $0.26 per share basic. On a per share basis, FFO increased by 23%. Diluted FFO per share increased 17% from the prior year at $0.28 per share for the quarter, compared to $0.24 per share in the prior year. For the year-to-date, FFO was $40.5 million or $0.89 per share basic ($0.79 per share diluted), compared to $32.1 million or $0.66 per share basic ($0.60 per share diluted) in the prior year. Even after adjusting for the shorter reporting period in the prior year, FFO would have exceeded the prior year.

O&Y REIT continues to be a strong contributor to our cash flow, as we own just over 50% of O&Y REIT's units. O&Y REIT reported solid financial results for the period ended September 30, 2002. We received distributions of $4.7 million during the quarter from the REIT. In addition, O&Y REIT completed its purchase of the remaining 50% interest in Altius Centre from its co-owner on October 1, 2002. O&Y REIT now owns 100% of the 305,000 square foot property in downtown Calgary. The gross purchase price for the remaining 50% interest was $32.5 million.

"Our strong belief in O&Y REIT is further evidenced by our acquisition of 47,875 limited voting units through the distribution reinvestment plan in the quarter and the acquisition of 49,700 limited voting units on the open market subsequent to the quarter end," said Frank Hauer, President.

On September 12, 2002, Manulife Financial announced that it had acquired BMO Financial Group's interest in the land under First Canadian Place in Toronto to increase its interest in the land from 25% to 50%. O&Y FPT Inc., a wholly-owned subsidiary of O&Y Properties Corporation, owns the other 50% interest in the land and a 100% interest in the building located on the land. In connection with this transaction, we announced that an agreement had been reached for the early renewal of 423,000 square feet of leases for BMO Financial Group until 2013.

On the development front, our Maritime Life Tower development project is nearing completion, as finishing work continues in the main office lobby and heritage banking hall. Tenant improvement work began in early November as scheduled. We expect the building will be ready for occupancy in the spring of 2003. The project is currently on time and on budget. Leasing for the building currently stands at 45%.

In terms of future development projects, we were not awarded the government tender that was referred to earlier this year in relation to our Place de Ville III development site. As a result, we are attempting to pre-lease enough of the planned smaller 200,000 square foot building to launch the project and start construction, and allow a larger 300,000 square foot second phase to follow later. In addition, we are part of a consortium, the Union Pearson Group, which has been chosen by the City of Toronto to negotiate the redevelopment of Union Station in downtown Toronto. Final acceptance of the master agreement between the City of Toronto and the Union Pearson Group for the Union Station redevelopment project is expected to take place in the first quarter of 2003.

Subsequent to quarter end, we announced that due to ongoing changes in the real estate services markets, we will be refocusing our real estate services business on national clients and larger contracts in major markets across Canada. As a result of this shift in our focus, we expect to take a restructuring charge (pre-tax) of approximately $7 - $9 million, which includes severance and other costs. We are attempting to seek buyers for a select portfolio of smaller management contracts that can be spun off as a separate business. An estimated 275 jobs, representing approximately 20% of the real estate services workforce, are expected to be affected across the country, of which approximately 200 are expected to be transferred in connection with a potential sale.

During the quarter, we continued our normal course issuer bids for both our convertible debentures and our common shares. We repurchased $1.85 million par value of convertible debentures at a cost of $1.59 million. In addition, we repurchased 545,400 common shares at an average price of $5.59 per share. For the year-to-date, under both our common share and convertible debenture normal course issuer bid programs, we have repurchased 582,700 shares at an average price of $5.57 per share and $5.28 million par value of convertible debentures at a cost of $4.43 million. Subsequent to quarter end, we renewed our normal course issuer bid for our common shares, as we continue to believe that the purchase of our common shares is an appropriate use of funds when the underlying net asset value of the shares substantially exceeds their trading price. Such purchases are expected to benefit shareholders who continue to hold common shares, by increasing the value of their equity interest in our company.

Our 2001 Annual Report is available on SEDAR. We encourage you to review our Annual Report in conjunction with this interim report for a comprehensive and up-to-date discussion of our Company's activities and financial results or visit our Web site at www.oyp.com.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Funds from operations ("FFO") for both the quarter and year-to-date were ahead of the prior year at $14.4 million or $0.32 per share basic ($0.28 per share diluted) and $40.5 million or $0.89 per share basic ($0.79 per share diluted), compared to $12.6 million or $0.26 per share basic ($0.24 per share diluted) and $32.1 million or $0.66 per share basic ($0.60 per share diluted) for the three and eight months in the prior year.

If the impact of the shorter reporting period were excluded, FFO for the year-to-date would have been ahead of the prior year, due to higher net rental income, lower financing expense and lower current income tax expense, partly offset by higher corporate expenses and system implementation costs.

Under relevant accounting standards, FFO is calculated as if we own 100% of O&Y REIT. If we calculate FFO on a proportionate basis, FFO for the quarter would have been $9.8 million or $0.21 per share basic compared to $8.6 million or $0.17 per share basic in the same quarter of the prior year, and $9.0 million or $0.19 per share basic in the second quarter. Diluted FFO on a proportionate basis for the quarter was $0.19 per share, an increase of 19% over the prior year at $0.16 per share and an increase of 6% over the $0.18 per share recorded in the second quarter. For the year-to-date, FFO on a proportionate basis would have been $27.5 million or $0.57 per share basic ($0.54 per share diluted).

These figures have been derived as follows:

                                                                                   -----------------
                                                  Three Months       Three Months      Three Months       Three Months
                                                         Ended              Ended             Ended              Ended
  (in thousands of dollars except per share          March 31,           June 30,     September 30,      September 30,
                                   amounts)               2002               2002              2002               2001
                                             --------------------------------------------------------------------------

O&Y Properties Corporation consolidated FFO           $12,679            $13,422         $   14,368          $ 12,592
Less: O&Y REIT FFO                                     (9,142)           (10,129)           (10,402)           (9,158)
Add back elimination of Maritime Life
  Tower loan interest                                   1,086              1,098              1,110             1,110
Add back elimination of intercompany
  leasing fees                                              -                200                160                 -
                                             --------------------------------------------------------------------------
FFO attributable to all other sources                   4,623              4,591              5,236             4,544
Proportionate consolidation of
  O&Y REIT FFO (50.10%)                                 4,580              5,075              5,211             4,584
Eliminate proportionate share of Maritime
  Life Tower loan interest                               (544)              (550)              (556)             (556)
Eliminate proportionate share of
  intercompany leasing fees                                 -               (100)               (80)                -
                                             --------------------------------------------------------------------------
O&Y Properties Corporation proportionately
  consolidated FFO                                     $8,659           $  9,016        $     9,811          $  8,572
                                             ==========================================================================
         - per share basic                           $  0.18          $    0.19       $       0.21         $    0.17
                                             ==========================================================================
         - per share diluted                         $  0.17          $    0.18        $       0.19        $    0.16
                                             ==========================================================================

The increase over the first and second quarters was mainly the result of property acquisitions.

Net Rental Income

O&Y REIT Portfolio

Net rental income for the O&Y REIT properties before consolidation and other adjustments for the quarter was $14.2 million, compared to $13.1 million in the prior year. For the nine months ended September 30, 2002, net rental income was $41.5 million, compared to $34.9 million in the prior year. Even after adjusting for the shorter reporting period in the prior year, net rental income for the O&Y REIT properties was ahead of the prior year. The positive variance quarter over quarter was largely due to growth in income from the portfolio and the addition of the REIT's newly acquired Edmonton properties and 1035-7th Avenue SW in Calgary. For the year-to-date, the positive variance was due to growth in income from the existing portfolio and the new property acquisitions, partly offset by higher property management fee expense as a result of the property management contract with O&Y REIT. Excluding the impact of these items, net rental income on a "same-store" basis was as follows:


                                                      Three             Three               Nine              Eight
                                               Months Ended      Months Ended       Months Ended       Months Ended
                                              September 30,     September 30,      September 30,      September 30,
(in thousands of dollars)                              2002              2001               2002               2001
                                          --------------------------------------------------------------------------
Net rental income as reported                     $ 14,198         $   13,061          $ 41,521           $ 34,880
Adjustments
    Increase in property management fee
       expense                                           -                  -                 -               (556)
     Edmonton & Calgary
         acquisitions                                 (873)                 -            (1,835)                 -
                                          ------------------ ----------------- ------------------ ------------------
Net rental income on a comparable basis           $ 13,325         $   13,061          $ 39,686           $ 34,324
                                          ================== ================= ================== ==================


On a `same-store' basis, net rental income for the quarter was higher than the prior year by 2%. After adjusting for the impacts of the increased property management fees and the shorter reporting period in the prior year, year-to-date net rental income was approximately 2.8% ahead of the prior year, primarily as a result of strong leasing activity in Calgary, partially offset by higher vacancy in Halifax.

Net rental income for the O&Y REIT portfolio for the third quarter of $14.2 million was slightly ahead of the $14.0 million recorded in the second quarter, primarily due to the 1035-7th Avenue SW Calgary acquisition in June 2002.

For the three months ended September 30, 2002, approximately 155,000 square feet of leases in the O&Y REIT portfolio expired at an average rate of $8.61 per square foot. During the same period, about 137,000 square feet was leased at an average rate of $12.87 per square foot. For the year-to-date, approximately 395,000 square feet of leased space expired at an average rate of $9.23 per square foot and 352,000 square feet was leased at an average rate of $12.13 per square foot. For the year-to-date, there were also unbudgeted expiries of 56,000 square feet due to bankruptcies. The overall occupancy of the REIT's portfolio was 91.4% at September 30, 2002, as compared to 94.7% and 92.7% at September 30, 2001 and June 30, 2002, respectively. The decline in the occupancy rate compared to the prior year was due to a decline in `same-store' occupancy rates in the Halifax and Calgary portfolios, as well as lower occupancy rates than the portfolio average in the recently acquired Edmonton properties. The Edmonton properties, which consist of the Enbridge Tower, substantially leased to Enbridge until 2008, and the Canadian Western Bank building, had occupancy rates of approximately 99% and 75%, respectively, when purchased earlier this year. The acquisitions, we believe, balance risk and opportunity for the portfolio, as one of the properties is substantially leased, while the other has potential for revenue growth through lease-ups and lease rollovers. The decline for the O&Y REIT portfolio from the second quarter was mainly due to a decline in occupancy in the Halifax property, in which we own a 50% interest, as a result of the expiry of a significant lease comprising 68,000 square feet that was not renewed, as well as the bankruptcy of a tenant in Calgary occupying approximately 45,000 square feet. In place rents for the portfolio were higher at September 30, 2002 at an average of $12.83 per occupied square foot, compared to an average of $12.58 per occupied square foot at September 30, 2001 and an average of $12.72 per occupied square foot at June 30, 2002.

For the remainder of the year, approximately 192,000 square feet is expiring at an average rate of $13.97 per square foot. Of this, 178,000 square feet is expected to be leased or renewed at an average rate of $14.68 per square foot. As a result of the expected leasing for the balance of the year, we expect the occupancy rate at year-end to be approximately 91%.


First Canadian Place

Net rental income from First Canadian Place before consolidation and other adjustments for the quarter and year-to-date was $10.6 million and $31.5 million, compared to $10.5 million and $27.9 million for the three and eight months in the prior year. For the quarter, net rental income was slightly ahead of the prior year. For the year-to-date, net rental income would have been marginally ahead of the prior year even after factoring in the impact of the shorter reporting period. This was the result of a prior year realty tax adjustment, as well as a non-recurring adjustment made to operating cost recoveries, partly offset by a small increase in the vacancy rate in the building.

Net rental income from First Canadian Place before consolidation and other adjustments was higher at $10.6 million for the quarter compared to $10.1 million for the second quarter. This positive variance was due mainly to the adjustment made to operating cost recoveries in the third quarter.

There was no new leasing activity on current expiries of office space completed during the quarter at First Canadian Place and there were 3,000 square feet of lease expiries at an average rate at expiry of $8.50 per square foot. For the year-to-date, approximately 85,000 square feet of leasing activity on office space had been completed at an average rate of $29.73 per square foot. Lease expiries for the year-to-date totaled 145,000 square feet, with an average rate at expiry of $25.22 per square foot. Occupancy in the office component of First Canadian Place at September 30, 2002 was 95.5%, compared to 98% at September 30, 2001 and 95.7% at June 30, 2002. For the remainder of the year, approximately 32,000 square feet of leases on office space is expiring, at an average rate of $31.21 per square foot. Of this, 3,500 square feet is expected to be leased or renewed at an average rate of $30.58 per square foot. We expect the office occupancy rate at year-end to be approximately 94.3%.

During the quarter, we reached an agreement for the early renewal of leases for BMO Financial Group totaling approximately 423,000 square feet of space until 2013 at an average rate of $27.50 per square foot. The total space would have expired at an average rate of $27.81 per square foot. Approximately 110,000 of the 423,000 square feet of space was scheduled to expire in 2003 at an average rate at expiry of $16.14 per square foot, with the remainder set to expire in 2005 at $31.92 per square foot. As part of the agreement, BMO Financial Group will surrender approximately 30,000 square feet of space effective January 1, 2003, which was scheduled to expire in 2005 at a rate of $4.50 per square foot. The impact of this early renewal by the BMO Financial Group is significant in terms of providing overall stability for the tenant profile of First Canadian Place until 2013, as the BMO Financial Group is one of the building's largest tenants. In addition, it minimizes the impact on lease expiries for 2003 and 2005.

First Canadian Place is subject to a complex land lease, which provides for variable land rent payments to the other land owner based, in part, on the cash flow of the property after certain preferred entitlements to O&Y Properties and the other land owner. As a result of the settlement of a dispute regarding the right to receive one of the preferred entitlements, we expect to receive a higher preferred entitlement commencing in the second half of 2003. The effect of the increased entitlement is that the land rent payments to the other land owner are expected to be reduced by approximately $20 million over a twelve month period, of which approximately half is expected to be realized in the second half of 2003 and the balance in the first half of 2004. After this entitlement is paid, the land rent payments to the other land owner are expected to approximate current levels.

Real Estate Services

Real estate services income before consolidation and other adjustments for the quarter and year-to-date was $2.5 million and $6.7 million, compared to $2.1 million and $5.9 million for the three and eight months in the prior year. The positive variance for the year-to-date is due to the shorter reporting period in the prior year. Excluding the impact of the shorter reporting period, real estate services income would have been comparable to the prior year. Compared to the second quarter, real estate services income was marginally ahead by $0.1 million. For the quarter and year-to-date, $0.7 million and $2.1 million were expensed as system implementation costs in the statement of earnings relating to the real estate services business.

Last year, we announced a $4.5 million restructuring charge in an effort to rationalize some of our costs and upgrade technology while maintaining our existing business model. Over the course of the past year, it became clear that the changes in the real estate services market - such as consolidation of ownership and internalization of management by REIT clients - necessitated further restructuring of our real estate services business.

Subsequent to quarter end, we announced a refocusing and further restructuring of our real estate services business. As a result of this shift in our focus, we expect to take a restructuring charge (pre-tax) of approximately $7 - $9 million this year, which includes severance and other costs. On an after-tax basis, this will reduce this year's net income by approximately $4 - $6 million. The annual net savings from the restructuring should enable the real estate services business to maintain its current level of earnings.

We are attempting to seek buyers for a select portfolio of smaller management contracts that can be spun off as a separate business. As previously mentioned, approximately 275 jobs will be affected, of which 200 are expected to be transferred in connection with a potential sale.

With this new focus and the implementation of our new Enterprise Resource Planning computer system, we will be able to centralize our back office services in Toronto, Montreal and Edmonton and still retain regional representation with local management capabilities.

Financing Expense

Financing expense for the quarter and year-to-date was $8.4 million and $26.1 million, compared to $8.5 million and $26.0 million in the prior year. For the year-to-date, excluding the impact of the shorter reporting period, financing expense would have been lower than the prior year. This is largely a result of the repayment of $43 million of debt in 2001, as well as lower interest rates on floating rate debt, partly offset by the addition of interest expense on the two new mortgages for the REIT's Edmonton acquisitions. Financing expense for the quarter of $8.4 million was marginally lower than the second quarter at $8.8 million. Interest capitalized to the Maritime Life Tower development project and other land held for development for the quarter and year-to-date amounted to $1.8 million and $4.0 million, respectively.

Corporate Expenses

Corporate expenses for the quarter were $2.2 million, compared to $2.4 million in the prior year. For the year-to-date, corporate expenses were $7.3 million, compared to $5.3 million a year earlier. Considering the impact of the shorter reporting period in the prior year, corporate expenses for the year-to-date would still have been higher compared to the prior year as a result of the impact of the new public entity costs associated with the formation and administration of O&Y REIT. Compared to the second quarter of this year, corporate expenses were $0.5 million lower, due to higher audit and tax compliance costs recorded in the second quarter.

Depreciation and Amortization

Total depreciation and amortization recorded for the quarter ended September 30, 2002 was $6.7 million, compared to $8.9 million for the same quarter in the prior year. For the year-to-date, total depreciation and amortization recorded was $19.9 million, compared to $21.8 million for the eight months in the prior year. Adjusting for the shorter reporting period in the prior year, depreciation and amortization decreased compared to a year earlier. The decline for both the quarter and year-to-date was due to the amortization of goodwill represented by our real estate services contracts. Under new accounting rules relating to goodwill and other intangible assets, goodwill is no longer subject to amortization as in prior years. Depreciation and amortization for the quarter of $6.7 million was only marginally less than the $6.9 million recorded in the second quarter.

Net Income

For the quarter ended September 30 2002, we recorded net income of $1.8 million or $0.01 per share basic and diluted, compared to $0.3 million or $(0.02) per share basic and diluted for the same quarter in the prior year. The positive variance was mainly due to higher operating income from rental properties and lower depreciation and amortization, partly offset by system implementation costs and higher future tax expense. On a year-to-date basis, net income was $6.0 million or $0.05 per share basic and diluted, compared to $8.7 million or $0.13 per share basic and diluted for the eight months a year earlier. The negative variance for the year-to-date related mainly to four factors: the interest of others in O&Y REIT, which we began recording in the third quarter of last year after the formation of O&Y REIT; the gain on sale recorded in the prior year on the formation of O&Y REIT; system implementation costs incurred this year; and higher corporate expenses. These were partly offset by higher net rental income, lower depreciation and amortization and lower financing expense. Net income before income taxes and other items for the quarter and year-to-date were ahead of the prior year at $8.0 million and $21.6 million, compared to $5.2 million and $14.0 million for the three and eight months in the prior year. The positive variance on a quarter over quarter basis was due mainly to strong net rental income and lower depreciation and amortization, partly offset by system implementation costs incurred. For the year-to-date, even after adjusting for the shorter reporting period in the prior year, net income before taxes and other items would still have been ahead of the prior year mainly due to strong net rental income, lower financing expense and lower depreciation and amortization, partly offset by higher corporate expenses and system implementation costs.

Net income for the quarter was $1.8 million or $0.01 per share basic and diluted, compared to $2.9 million or $0.04 per share basic and diluted in the second quarter of this year. The decrease was mainly due to a large current income tax recovery recorded in the second quarter as a result of lower than anticipated current taxes on the formation of O&Y REIT, adjusted for during the finalization of 2001 tax returns in the prior quarter.

Liquidity and Capital Resources

During the quarter and year-to-date, we incurred $2.5 million and $5.5 million, respectively, on capital expenditures on rental properties, compared to $2.9 million and $7.8 million for the three and eight month periods, respectively, in the prior year. We also incurred $1.6 million on tenant inducements and leasing costs during the quarter, compared to $2.4 million for the comparable quarter in the prior year. On a year-to-date basis, we have incurred $5.6 million on tenant inducements and leasing costs, compared to $3.6 million for the eight months in the prior year. Our cash position remains strong. We have a cash balance at quarter-end of $45.2 million, of which $16.4 million is held, in part, pursuant to the terms of joint venture arrangements and, in part, under the terms of various debt agreements. Also included in cash and cash equivalents at September 30, 2002 was $20.2 million held by O&Y REIT. On October 1, the cash balance was reduced by approximately $17 million in connection with the closing of the purchase of the 50% interest in Altius Centre by O&Y REIT. We have a strong balance sheet with a debt-to-equity ratio of 1.38:1. Our EBITDA coverage ratio for the nine months ended September 30, 2002 was 2.59:1.

During the quarter, we spent $15.0 million on our Maritime Life Tower development project in Toronto and for the year-to-date, we have spent $40.3 million.

Distributions paid and payable to us by O&Y REIT amounted to $4.7 million in the quarter and $13.5 million for the year-to-date. Distributions to other unitholders amounted to $4.7 million for the quarter and $13.8 million for the year-to-date. During the quarter, we acquired 47,875 limited voting units in O&Y REIT, through the REIT's distribution reinvestment plan at an average cost of $10.93 per unit. Subsequent to quarter end, we acquired 49,700 limited voting units of O&Y REIT through the open market at an average price per unit of $9.98.

During the quarter, $2.0 million in dividends were paid to shareholders, as a result of the introduction of our quarterly dividend policy earlier in the year. Another $2.0 million was declared for the third quarter and paid on October 15, 2002.

During the quarter, we continued our normal course issuer bids and bought back $1.85 million par value of convertible debentures at a cost of $1.59 million. In addition, we repurchased 545,400 common shares at an average price of $5.59 per share. For the year-to-date, we repurchased 582,700 shares at an average price of $5.57 per share and $5.28 million par value of convertible debentures at a cost of $4.43 million.

Acquisitions

On October 1, 2002, O&Y REIT completed its purchase of the remaining 50% interest in Altius Centre from its co-owner. O&Y REIT now owns 100% of Altius Centre, a 305,000 square foot property located in downtown Calgary. The gross purchase price for the remaining 50% interest was $32.5 million. The unlevered going-in yield on the acquisition is approximately 9.25%. As part of the purchase, O&Y REIT assumed its co-owner's $16.2 million interest in the property's mortgage, which carries a rate of interest of 6.63%. The balance of the purchase price was funded through the REIT's operating/acquisition facility. The going-in yield on the investment net of the mortgage assumed is approximately 12%.

O&Y REIT continues to have ample acquisition capacity under its operating/acquisition facility. Approximately $47.7 million remains available to draw.

Outlook

The fundamentals of our property portfolio, such as geographic diversity, tenant mix, and strong covenants are strong and stable, despite the current economic environment. On the leasing front, leasing activity in general is slow as a result of world events, which have affected corporate decision-making. Decisions are being put on hold and companies are taking "wait and see" attitudes. This has had an impact on our Maritime Life Tower development project, where we are currently 45% pre-leased.

Notwithstanding the lack of activity in the leasing market, the balance of supply and demand in the office market continues to remain in check, due to the fact that there is no oversupply coming from new development activity in downtown Toronto or any of the markets that we are in. We began 2002 with the knowledge that approximately 10% of our leases were expiring during the year and we have been able to renew or re-lease a majority of these expiries and are in the process of addressing 2003 expiries. For 2002 (excluding unbudgeted expiries due to tenant bankruptcies), we had 764,000 square feet of lease expiries at an average rate of $14.38 per square foot and have renewed, re-leased or are currently in negotiations to lease 619,000 square feet at an average rate of $15.39 per square foot. For 2003, we have 533,000 square feet of lease expiries comprising 7% at an average rate of $14.60 per square foot. Of this amount, we have presently renewed or re-leased approximately 273,000 square feet at an average rate of $19.28 per square foot. In the near-term, for the first quarter of 2003, 155,000 square feet of leases are expiring, at an average rate at expiry of $10.39 per square foot. This includes the surrender of 30,000 square feet of space by BMO Financial Group in First Canadian Place as part of the early lease renewals. The space was not set to expire until 2005. Of the first quarter 2003 expiries, we have to-date renewed or re-leased approximately 102,000 square feet at an average rate of $13.61 per square foot.

With the early lease renewals in First Canadian Place and the restructuring and refocusing of our real estate services business, we are confident that these key areas of our business will provide us with steady returns. In addition, O&Y REIT continues to provide a solid source of cash flow. As the REIT continues to seek out accretive acquisitions, we are confident that it will provide us with additional future growth.



"Philip Reichmann"                                            "Frank Hauer"

Philip Reichmann                                              Frank Hauer
Chief Executive Officer                                       President

Toronto, Ontario
November 12, 2002


 O&Y PROPERTIES CORPORATION
-----------------------------------------------------------------------------------------------------------------------
 CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------------------------------------------------------

(in thousands of dollars)                                                    Notes September 30, 2002 ecember 31, 2001
-----------------------------------------------------------------------------------------------------------------------
                                                                                          (unaudited)        (audited)
 Assets
             Rental properties                                                  3     $  1,030,342       $  1,008,308
             Properties under development                                                   97,019             62,016
             Land held for development                                                      14,577              5,687
             Goodwill and intangible assets                                     2           20,264             28,547
             Amounts receivable                                                             13,250             11,990
             Deferred costs and other assets                                    4           54,717             31,957
             Cash, cash equivalents and short-term investments                  5           45,217            100,065
                                                                                   ------------------------------------
                                                                                      $  1,275,386       $  1,248,570
----------- -----------------------------------------------------------------------------------------------------------
 Liabilities
             Secured debt                                                       6    $     554,322      $     525,265
             Accounts payable and accrued liabilities                                       77,456             67,229
             Income taxes payable                                                                -             22,882
             Future income taxes                                                            54,868             57,663
             Debentures, notes and preferred shares, liability
                 component                                                                  12,913             16,779
                                                                                   ------------------------------------
                                                                                           699,559            689,818
                                                                                   ------------------------------------
 Interest of others in O&Y REIT                                                            166,209            144,072
                                                                                   ------------------------------------
 Shareholders' equity
             Debentures, notes and preferred shares, equity
                 component                                                                 112,882            112,202
             Common shares                                                                 229,067            232,237
             Retained earnings                                                              65,310             69,154
             Contributed surplus                                                9            2,359              1,087
                                                                                   ------------------------------------
                                                                                           409,618            414,680
                                                                                   ------------------------------------
                                                                                      $  1,275,386       $  1,248,570
-------------------------- --------------------------------------------------------------------------------------------
 See accompanying notes to consolidated financial statements.


 O&Y PROPERTIES CORPORATION
----------------------------------------------------------------------------------------------------------------------------------
 CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
----------------------------------------------------------------------------------------------------------------------------------
 (unaudited)                                                                Three           Three           Nine            Eight
                                                                     Months Ended    Months Ended   Months Ended     Months Ended
                                                                    September 30,   September 30,  September 30,    September 30,
(in thousands of dollars except per share amounts)     Notes                2002            2001           2002             2001
----------------------------------------------------------------------------------------------------------------------------------

 Revenues
       Rental property                                             $     59,478     $     55,136    $   175,472    $    149,822
       Real estate services                                              12,155           18,088         40,752          44,893
                                                                ------------------------------------------------------------------
                                                                         71,633           73,224        216,224         194,715
                                                                ------------------------------------------------------------------
 Expenses
       Rental property operating expenses and taxes                      28,377           26,069         83,096          70,685
       Ground rent and entitlements                                       6,065            5,287         18,594          15,269
       Real estate services                                              11,173           16,858         37,495          41,677
                                                                ------------------------------------------------------------------
                                                                         45,615           48,214        139,185         127,631
                                                                ------------------------------------------------------------------
 Rental and real estate services income                                  26,018           25,010         77,039          67,084
                                                                ------------------------------------------------------------------
       Financing expense                                  6               8,381            8,511         26,109          25,967
       Corporate expense                                                  2,246            2,377          7,343           5,315
       System implementation costs                                          699                -          2,134               -
       Depreciation of rental properties                  3               3,891            4,991         11,757          11,925
       Amortization of real estate services contracts     2                 243            2,449            728           5,115
       Other depreciation and amortization                4               2,557            1,468          7,418           4,796
                                                                ------------------------------------------------------------------
                                                                         18,017           19,796         55,489          53,118
                                                                ------------------------------------------------------------------
 Income before the undernoted items                                       8,001            5,214         21,550          13,966
                                                                ------------------------------------------------------------------
       Interest of others in O&Y REIT                                    (3,931)          (3,394)       (11,122)         (3,394)
       Other items                                        9                (142)            (685)          (825)          1,547
                                                                ------------------------------------------------------------------
                                                                         (4,073)          (4,079)       (11,947)         (1,847)
                                                                ------------------------------------------------------------------
 Income before taxation                                                   3,928            1,135          9,603          12,119
                                                                ------------------------------------------------------------------
       Current income tax recovery (expense)                                274             (739)         3,149         (15,358)
       Future income tax recovery (expense)                              (2,380)            (129)        (6,792)         11,904
                                                                ------------------------------------------------------------------
                                                                         (2,106)            (868)        (3,643)         (3,454)
                                                                ------------------------------------------------------------------
 Net income for the period                                                1,822              267          5,960           8,665
       Retained earnings, beginning of the period                        66,774           69,796         69,154          63,372
       Dividends                                                         (2,005)               -         (6,070)              -
       Accretion on equity component of debentures,
          notes and preferred shares, net of tax                         (1,281)          (1,255)        (3,734)         (3,229)
                                                                ------------------------------------------------------------------
 Retained earnings, end of period                                  $     65,310     $     68,808    $    65,310      $   68,808
                                                                ------------------------------------------------------------------
 Earnings per common share
       Basic                                              7        $       0.01     $      (0.02)    $     0.05      $     0.13
       Diluted                                            7        $       0.01     $      (0.02)    $     0.05      $     0.13
----- --------------------------------------------------------- ------------------------------------------------------------------
 See accompanying notes to consolidated financial statements.


 O&Y PROPERTIES CORPORATION
--------------------------------------------------------------------------------------------------------------------------------
 CONSOLIDATED STATEMENTS OF FUNDS FROM OPERATIONS
--------------------------------------------------------------------------------------------------------------------------------
 (unaudited)                                                             Three           Three            Nine            Eight
                                                                  Months Ended    Months Ended    Months Ended     Months Ended
 Inflows (outflows)                                              September 30,   September 30,   September 30,    September 30,
(in thousands of dollars except per share amounts)      Notes             2002            2001            2002             2001
--------------------------------------------------------------------------------------------------------------------------------

 Net income for the period                                       $     1,822       $      267     $     5,960   $       8,665
                                                              ------------------------------------------------------------------
 Non-cash items:
       Depreciation and amortization of tenant
           inducements, leasing costs and real estate
           services contracts                                          6,143            8,357          18,384          20,196
       Future income tax expense (recovery)                            2,380              129           6,792         (11,904)
       Interest of others in O&Y REIT                                  3,931            3,394          11,122           3,394
                                                              ------------------------------------------------------------------
                                                                      12,454           11,880          36,298          11,686
                                                              ------------------------------------------------------------------
 Non-operating items, net of current tax:
       Loss on repurchase of convertible unsecured
           subordinated debentures, net of current tax
           benefit of $151 (nine months ended
           September 30, 2002 - $417; periods ended
           September 30, 2001 - $240)                      9             250              445             667             445
       Non-operating current tax adjustments                               -                -          (2,298)              -
       Gain on disposition of rental properties, net of
           current tax expense of $ nil (eight month
           period ended September 30, 2001 -
           $13,575).                                       9               -                -               -          11,343
       Gain on repurchase of unsecured
           debentures of a subsidiary, net of current
           tax expense of $101                             9            (158)               -            (158)              -
--------------------------------------------------------------------------------------------------------------------------------
                                                                          92              445          (1,789)         11,788
--------------------------------------------------------------------------------------------------------------------------------
 Funds from operations                                            $   14,368      $    12,592      $   40,469     $    32,139
--------------------------------------------------------------------------------------------------------------------------------
 Funds from operations per common share
       Basic                                               7      $     0.32      $      0.26      $     0.89     $      0.66
       Diluted                                             7      $     0.28      $      0.24      $     0.79     $      0.60
----- --------------------------------------------------------------------------------------------------------------------------

 See accompanying notes to consolidated financial statements.

 O&Y PROPERTIES CORPORATION
----------------------------------------------------------------------------------------------------------------------------------
 CONSOLIDATED STATEMENTS OF CASH FLOW
----------------------------------------------------------------------------------------------------------------------------------
(unaudited)                                                                  Three          Three            Nine           Eight
Inflows (outflows)                                                    Months Ended   Months Ended    Months Ended    Months Ended
                                                                     September 30,  September 30,   September 30,   September 30,
(in thousands of dollars)                                  Notes              2002           2001            2002            2001
----------------------------------------------------------------------------------------------------------------------------------
 Operating activities
       Funds from operations                                          $    14,368   $     12,592    $    40,469    $     32,139
       Amortization of deferred financing costs and
             recoverable expenditures                                         548            551          1,519           1,640
       Net change in operating working capital                             (9,175)        (7,027)       (15,783)          4,472
       Current tax recovery (expense) on other items                           50            240          2,614         (13,335)
       Tenant inducements and leasing costs                                (1,616)        (2,423)        (5,638)         (3,555)
       Recoverable expenditures                                            (1,914)          (614)        (3,578)         (1,751)
                                                                  ----------------------------------------------------------------
                                                                            2,261          3,319         19,603          19,610
       Payment of income taxes                                                 94         (1,453)       (24,458)         (4,608)
                                                                  ----------------------------------------------------------------
 Cash provided by (used in) operating activities                            2,355          1,866         (4,855)         15,002
                                                                  ----------------------------------------------------------------
 Financing activities
       Construction financing                                              13,376              -         37,185               -
       Regular principal repayments                                        (2,844)          (826)        (8,279)        (10,648)
       Debt repaid from proceeds of asset dispositions                          -              -              -         (43,036)
       Other repayments of debt                                            (5,200)             -        (13,457)         (1,925)
       Increase (decrease) in bank loan                                    18,908              -         (1,692)              -
       Debentures, notes and preferred share payments                        (720)          (723)        (4,200)         (3,673)
       Repurchase of common shares for cancellation                        (3,061)        (9,421)        (3,290)         (9,421)
       Common shares issued on exercise of options                              -              -            120               -
       Repurchase of convertible unsecured
            subordinated debentures                                        (1,594)        (3,115)        (4,434)         (3,115)
       Dividends paid                                                      (2,033)             -         (4,065)              -
       Proceeds from equity offering of subsidiary, net                         -              -         24,325               -
       Distribution paid to other unitholders in O&Y REIT                  (4,662)        (2,863)       (11,814)         (2,863)
       Debt issue and retirement costs                                          -           (200)             -            (361)
                                                                  ----------------------------------------------------------------
 Cash provided by (used in) financing activities                           12,170        (17,148)        10,399         (75,042)
                                                                  ----------------------------------------------------------------
 Investment activities
       Maturities of short-term investments                                     -              -         44,495               -
       Expenditures on rental properties                                     (613)        (2,291)        (1,942)         (6,046)
       Expenditures on furniture, fixtures and equipment                     (812)          (403)        (4,063)           (566)
       Expenditures on properties under development                       (14,993)        (5,859)       (40,283)        (12,452)
       Expenditures on land held for development                           (1,315)             -         (1,756)            (31)
       Proceeds from equity offering of subsidiary, net                         -          3,500              -         143,622
       Acquisition of rental properties, net of
            mortgage assumed                                  3                 -              -         (7,722)              -
       Acquisition of land held for development             1(b)                -              -         (4,534)              -
       Other                                                                    -             93            (92)            265
                                                                  ----------------------------------------------------------------
 Cash provided by (used in) investment activities                         (17,733)        (4,960)       (15,897)        124,792
                                                                  ----------------------------------------------------------------
       Inflows (outflows) of cash and cash equivalents                     (3,208)       (20,242)       (10,353)         64,752
           during the period
 Cash and cash equivalents - beginning of period                           48,425        123,845         55,570          38,851
                                                                  ----------------------------------------------------------------
  Cash and cash equivalents - end of period                    5       $   45,217     $  103,603     $   45,217     $   103,603
----------------------------------------------------------------------------------------------------------------------------------
 Supplementary cash flow information
       Cash paid for interest                                          $   10,765          9,485     $   34,043     $    30,497
----------------------------------------------------------------------------------------------------------------------------------
 See accompanying notes to consolidated financial statements.

O&Y PROPERTIES CORPORATION
-------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
September 30, 2002 (unaudited)
-------------------------------------------------------------------------------
(all tabular amounts stated in thousands of dollars unless otherwise noted)


1.   SIGNIFICANT ACCOUNTING POLICIES

(a)  General
The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and are also in accordance with the recommendations of the Canadian Institute of Public and Private Real Estate Companies ("CIPPREC"). These financial statements are consistent with those used in the annual consolidated financial statements except for the changes in accounting policies referred to below. They do not include all the information and disclosure required by Canadian GAAP for annual financial statements, and should be read in conjunction with the annual consolidated financial statements.

During the eleven months ended December 31, 2001, the Company changed its fiscal year end from January 31 to December 31. Accordingly the comparative figures presented in the consolidated statements of earnings and retained earnings, funds from operations and cash flow are for the three month and eight month periods ended September 30, 2001, respectively.

(b)  Consolidation
The consolidated financial statements include the accounts of O&Y
Properties Corporation, its subsidiaries and joint ventures, of which the major ones are:


                                                      Interest Held on
                       Entities                      September 30, 2002                      Accounting Method
  ----------------------------------------------------------------------------------------------------------------------
  O&Y Properties Inc.                                               100%                Consolidation
  O&Y FPT Inc.                                                      100%                Consolidation
  O&Y Properties (Alberta) Inc.                                     100%                Consolidation
  O&Y Real Estate Investment Trust                                  50.2%               Consolidation
  O&Y CB Richard Ellis Facilities Management                         60%                Proportionate consolidation
  Purdy's Wharf                                                      50%                Proportionate consolidation
  Altius Centre                                                      50%                Proportionate consolidation
  Enbridge Tower                                                     50%                Proportionate consolidation
  Canadian Western Bank Building                                     50%                Proportionate consolidation
  ----------------------------------------------------------------------------------------------------------------------

The interest of other O&Y Real Estate Investment Trust ("O&Y REIT") unitholders, other than O&Y Properties Corporation, in O&Y REIT are presented in these consolidated financial statements as "Interest of others in O&Y REIT".

On March 26, 2002, O&Y REIT completed a private placement of 4,619,465 units at $10.85 per unit, for total proceeds of $49,295,000, net of issue costs. O&Y Properties Corporation exercised its maintenance right by subscribing to 2,314,465 units representing 50.1% of the issue. The amount recorded in "Interest of Others in O&Y REIT" has been increased by the amount of the issue subscribed to by parties other than O&Y Properties Corporation and affiliates.

In May 2002, the Company purchased the remaining 50% interest in Place de Ville III, a development property in Ottawa, from its two joint venture partners, one of which is a minority limited partner in RHHI Limited Partnership ("RHHI LP"). RHHI LP owns approximately 45% of the common shares of the Company. The total purchase price of $7.1 million was satisfied through the assumption of a mortgage of $2.6 million and $4.5 million in cash.


2.   CHANGES IN ACCOUNTING POLICIES

(a)  Goodwill and Intangible Assets

Effective January 1, 2002, the Company adopted and applied prospectively the new recommendations of the Canadian Institute of Chartered Accountants regarding goodwill and other intangible assets ( the "new standard"). Under the new standard, goodwill and other intangibles with an indefinite life are not amortized but are tested for impairment annually, as well as within 6 months of adopting the new standard.

As a result of the adoption of this new standard, management undertook a review of the allocation of the amount shown as real estate services contracts in the Company's financial statements as at December 31, 2001 as it relates to real estate services businesses acquired in prior years. It has been determined, by reference to the estimated fair value at the date of acquisition, that $24.3 million represents unamortized goodwill and $4.3 million represents unamortized real estate services contracts on that date. The portion allocated to goodwill has an indefinite life and, therefore, will no longer be amortized in accordance with the new standard. The portion allocated to real estate services contracts will continue to be amortized over its remaining estimated useful life.

As a result of the application of this new standard, the difference between the carrying value of the goodwill and the amounts deductible in future periods in calculating taxable income now are considered a permanent difference between accounting income and taxable income. Therefore, the Company's future income tax liability has been reduced by $7.6 million with an offsetting reduction in the goodwill amount.

The following table details changes in the balance sheet accounts since December 31, 2001 in connection with the application of this new standard:


                                                                      Real Estate
                                                                Service Contracts             Goodwill              Total
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                             $     28,547   $             -       $   28,547
Impact of adoption of new standard                                          (24,265)           24,265                -
Future income taxes                                                               -            (7,555)          (7,555)
Amortization for the nine months ended September 30, 2002                      (728)                -             (728)
---------------------------------------------------------------------------------------------------------------------------
Balance, September 30, 2002                                           $       3,554       $    16,710       $   20,264
---------------------------------------------------------------------------------------------------------------------------



The following table details the impact on net income and earnings per share for the three months ended September 30, 2001, the eight months ended September 30, 2001 and the eleven months ended December 31, 2001 had the portion allocated to goodwill not been amortized in the previous reporting periods.


                                                Three Months Ended        Eight Months Ended       Eleven Months Ended
                                                September 30, 2001        September 30, 2001         December 31, 2001
------------------------------------------------------------------------------------------------------------------------
Net income as reported                               $        267               $     8,665             $   10,239
Add:
       Amortization of goodwill                             2,082                     4,348                  5,871
Less:
       Future income tax reduction                           (853)                   (1,783)                (2,407)
------------------------------------------------------------------------------------------------------------------------
Adjusted net income                                  $      1,496               $    11,230             $   13,703
------------------------------------------------------------------------------------------------------------------------
Adjusted per share amounts:
       Basic earnings per share                      $       0.01               $      0.19             $     0.22
       Diluted earnings per share                    $       0.01               $      0.19             $     0.22
------------------------------------------------------------------------------------------------------------------------

There would be no change to the previously reported funds from operations or funds from operations per share amounts.

(b)  Stock-based Compensation

The Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants regarding stock-based compensation. These recommendations are consistent with the Company's existing accounting practices, except that the Company will, by way of note disclosure, be disclosing the pro forma impact on compensation expense and net income as if the fair value of stock options granted on or after January 1, 2002 was recorded as an expense in the income statement. There were no grants of options during the nine-month period ended September 30, 2002. The proforma disclosure applies only to the effect of awards granted after January 1, 2002 in accordance with the new recommendations.


3.  RENTAL PROPERTIES                                       September 30, 2002                    December 31, 2001
--------------------------------------------------------------------------------------------------------------------
Land                                                        $     195,832                      $     191,401
Buildings and improvements                                        874,719                            845,359
--------------------------------------------------------------------------------------------------------------------
                                                                1,070,551                          1,036,760
Less accumulated depreciation                                     (40,209)                           (28,452)
--------------------------------------------------------------------------------------------------------------------
                                                             $  1,030,342                       $  1,008,308
--------------------------------------------------------------------------------------------------------------------

In June 2002, O&Y REIT purchased 1035 - 7th Avenue S.W., Calgary, previously a property under development, from a subsidiary of OYPC. 1035 - 7th Avenue S.W. is now classified with rental properties as the redevelopment is complete. The property's revenues and operating expenses are included in the statement of earnings from June 1, 2002.

In March 2002, O&Y REIT acquired a 50% interest in two rental properties in Edmonton, Alberta from an unrelated party. The purchase price was $22.1 million. After mortgages of $12.7 million and working capital adjustments, the net cash outlay for the transaction was $7.7 million.


4.  DEFERRED COSTS AND OTHER ASSETS
                                                                    September 30, 2002                    December 31, 2001
---------------------------------------------------------------------------------------- ------------------------------------
Tenant inducements and leasing costs                                            $    20,474              $     14,836
Recoverable expenditures                                                             11,090                     7,512
Deferred financing costs                                                             10,202                    10,118
Less accumulated amortization                                                       (14,016)                   (9,371)
---------------------------------------------------------------------------------------- ------------------------------------
                                                                                     27,750                    23,095
Furniture, fixtures and equipment, net of accumulated
   depreciation of $6,013 (December  31, 2001 - $5,265)                               9,080                     7,177
Prepaid expenses and other                                                           17,887                     1,685
-----------------------------------------------------------------------------------------------------------------------------
                                                                                $    54,717              $     31,957
-----------------------------------------------------------------------------------------------------------------------------


Other depreciation and amortization consists of the following:


                                                                     Three            Three              Nine            Eight
                                                              Months Ended     Months Ended      Months Ended     Months Ended
                                                             September 30,    September 30,     Septembr 30,     September 30,
                                                                      2002             2001              2002             2001
-------------------------------------------------------------------------------------------------------------------------------

Amortization of tenant inducements and leasing costs            $    1,008       $      496       $    3,126         $    1,926
Amortization of recoverable expenditures                               214              171              526                567
Amortization of deferred financing costs                               334              380              993              1,073
Depreciation and amortization of furniture, fixtures and
     equipment and other items                                       1,001              421            2,773              1,230
--------------------------------------------------------------------------------------------------------------------------------
                                                                $    2,557        $   1,468       $    7,418         $    4,796
--------------------------------------------------------------------------- ---------------- ----------------- ----------------


5.  CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Included in cash and cash equivalents at September 30, 2002 is $16.4 million (December 31, 2001 - $13.9 million) held, in part, pursuant to the terms of joint venture arrangements and, in part, under the terms of various debt agreements, including a trust indenture governing an issue of bonds. Also included in cash and cash equivalents is $20.2 million (December 31, 2001 - $7.3 million) held by O&Y REIT. Included in cash held by O&Y REIT is $16.5 million in trust for the acquisition of the remaining 50% of the Altius Centre.

6.  SECURED DEBT

                                                   Interest rates at
                                                  September 30, 2002
                                       ---------------------------------------
                                       Range           Weighted average    Maturing in years ending       September 30,
                                       % - %                 %                   December 31                   2002
-------------------------------------------------------------------------------------------------------------------------
O&Y REIT:
Fixed rate mortgages                 5.98% - 7.81%         7.27%                 2002 - 2011             $    199,172
                                    B.A. + 1.85% or
Bank loan                            Prime + 0.85%         5.25%                    2003                       26,908
-------------------------------------------------------------------------------------------------------------------------
                                                                                                              226,080
O&Y FPT Inc.:
First Mortgage Bonds                     8.06%             8.06%                    2009                      285,877
Other Secured Debt:
Construction financing               Prime + 1.5%           6.0%                    2004                       42,365
-------------------------------------------------------------------------------------------------------------------------
                                                                                                        $     554,322
-------------------------------------------------------------------------------------------------------------------------


                                                   Interest rates at
                                                   December 31, 2001
                                       ------------------------------------------
                                       Range             Weighted average    Maturing in years ending
                                       % - %                    %                   December 31              December 31, 2001
-------------------------------------------------------------------------------------------------------------------------------
O&Y REIT:
Fixed rate mortgages                 5.98% - 7.81%            7.33%                 2002 - 2011              $    198,847
Bank loan                            B.A. + 1.85%             4.01%                    2003                        28,600
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                                  227,447
O&Y FPT Inc.:
First Mortgage Bonds                     8.06%                8.06%                    2009                       290,038
Other Secured Debt:
Construction financing               Prime + 1.5%              5.5%                    2004                         5,180
Mortgage on land held for
     development                        10.00%                10.00%                   2002                         2,600
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                             $    525,265
-------------------------------------------------------------------------------------------------------------------------------


Fixed rate mortgages of O&Y REIT are due as follows:




                                                                                                   Weighted
                                                                                                    Average
                                             Principal                                            Interest Rate
                                            Installment         Balance                              on Debt
Year Ending December 31,                      Payments          Maturing           Total            Maturing
---------------------------------------------------------------------------------------------------------------
                        2002               $      1,450      $     4,086       $      5,536         6.80%
                        2003                     10,944           18,167             29,111         6.62%
                        2004                     11,697                -             11,697           -
                        2005                      6,348           57,071             63,419         7.61%
                        2006                      4,294            6,059             10,353         5.98%
                  Thereafter                     11,219           67,837             79,056         7.25%
---------------------------------------------------------------------------------------------------------------
                                            $    45,952       $  153,220          $ 199,172         7.27%
---------------------------------------------------------------------------------------------------------------

O&Y REIT has an $80 million operating/acquisition facility available with two Canadian Chartered Banks which matures in August 2003. The facility is secured by a pool of rental property assets. Interest is at the rate of Bankers' Acceptances ("BA") plus 1.85% (for BA loans) or prime plus 0.85% (for prime-based loans). O&Y REIT pays a standby fee of 0.4% per annum on the undrawn amount of the facility. The amount outstanding at September 30, 2002 consists of a BA loan of $5,000,000 and $21,908,000 of prime-based loans. The interest rate on the amount outstanding at September 30, 2002 on the BA loan was 4.79% and on the prime based loan was 5.25%. Approximately $47.7 million remains available to draw under the facility.


O&Y FPT Inc. first mortgage bonds are secured under a bond indenture by a fixed and floating charge and security interest on all assets of O&Y FPT Inc., including its interest in First Canadian Place. The first mortgage bonds are due as follows:

Year Ending December 31,                            Principal                       Balance                        Total
                                               Installment Payments                Maturing
--------------------------------------------------------------------------------------------------------------------------------
                        2002                   $          1,442            $               -            $              1,442
                        2003                              6,064                            -                         6,064
                        2004                              6,563                            -                         6,563
                        2005                              7,102                            -                         7,102
                        2006                              7,686                            -                         7,686
               Thereafter                                27,063                      229,957                       257,020
------------------------------------------ ----------------------------- ------------------------------ -------------------------
                                                $        55,920                  $   229,957            $          285,877
------------------------------------------ ----------------------------- ------------------------------ -------------------------


The Company has an $82.7 million construction financing facility on the Maritime Life Tower development project, having met the required pre-leasing condition. Interest is payable monthly at prime plus 1.5% and the facility matures in June 2004. The Company has the option to pre-pay the amounts borrowed under the facility at any time.

Substantially all of the Company's real estate assets have been pledged as security under the various debt agreements.


Financing expense is recorded net of the following items:

                                                                            Three          Three           Nine           Eight
                                                                     Months Ended   Months Ended   Months Ended    Months Ended
                                                                    September 30,  September 30,  September 30,   September 30,
                                                                             2002           2001           2002            2001
--------------------------------------------------------------------------------------------------------------------------------
Interest income on cash, cash equivalents and short-term
      investments                                                     $      237    $      942      $       923    $    1,416
Interest capitalized to property under development and
      land held for development                                            1,820           577            3,968         1,533
--------------------------------------------------------------------------------------------------------------------------------
                                                                      $    2,057     $   1,519       $    4,891     $   2,949
--------------------------------------------------------------------------------------------------------------------------------


7.       PER SHARE AMOUNTS

The following tables set forth the computation of per share amounts:

Basic and diluted earnings per share                                      Three           Three           Nine             Eight
                                                                   Months Ended    Months Ended   Months Ended      Months Ended
                                                                  September 30,   September 30,  September 30,     September 30,
                                                                           2002            2001           2002              2001
--------------------------------------------------------------------------------------------------------------- -----------------
(i) Basic earnings
--------------------------------------------------------------------------------------------------------------- -----------------
    Net income for the period                                       $    1,822    $       267     $     5,960       $     8,665
         Accretion on equity component of convertible
           securities, net of tax                                       (1,281)        (1,255)         (3,734)           (3,229)
---------------------------------------------------------------------------------------------------------------------------------
     Net income (loss) available to common shareholders            $       541    $      (988)    $     2,226        $    5,436
---------------------------------------------------------------------------------------------------------------------------------


(ii) Diluted earnings                                                     Three           Three           Nine             Eight
                                                                   Months Ended    Months Ended   Months Ended      Months Ended
                                                                  September 30,   September 30,  September 30,     September 30,
                                                                           2002            2001           2002              2001
---------------------------------------------------------------------------------------------------------------------------------
    Net income (loss) available to common shareholders             $       541    $      (988)      $    2,226      $     5,436
         Accretion on equity component of convertible
           securities, net of tax                                            -              -                -                -
         Imputed interest on liability component of convertible
           securities, net of tax                                            -              -                -                -
---------------------------------------------------------------------------------------------------------------------------------
     Diluted net income (loss) available to common shareholders   $        541    $      (988)      $    2,226      $     5,436
---------------------------------------------------------------------------------------------------------------------------------


(iii) Denominator (in thousands)
---------------------------------------------------------------------------------------------------------------------------------
     Weighted average shares outstanding for basic per share
       amounts                                                          40,431         42,055           40,568           42,395
     Unexercised options and deferred share units                          300              -              346              293
     Convertible securities                                                  -              -                -                -
--------------------------------------------------------------------------------------------------------------- -----------------
     Denominator for diluted net income available to                    40,731         42,055           40,914           42,688
       common shareholders
--------------------------------------------------------------------------------------------------------------- -----------------
Basic earnings per share                                            $   0.01      $     (0.02)            0.05     $       0.13

--------------------------------------------------------------------------------------------------------------- -----------------
Diluted earnings per share                                          $   0.01      $     (0.02)      $     0.05     $       0.13

--------------------------------------------------------------------------------------------------------------- -----------------



Basic and diluted funds from operations per share
(i) Funds from operations
---------------------------------------------------------------------------------------------------------------------------------
    Funds from operations for the period                            $   14,368      $  12,592       $   40,469       $   32,139
         Imputed interest on liability
            component of convertible securities                            213            331              738              955
         Interest due on convertible
            securities                                                  (1,713)        (1,852)          (5,163)          (4,933)
---------------------------------------------------------------------------------------------------------------------------------
         Funds from operations available
                 to common shareholders                             $   12,868     $   11,071       $   36,044       $   28,161
---------------------------------------------------------------------------------------------------------------------------------



(ii)Diluted funds from operations
---------------------------------------------------------------------------------------------------------------------------------
     Funds from operations available to                             $   12,868     $   11,071      $    36,044       $   28,161
           common shareholders
         Interest due on convertible
            securities                                                   1,713          1,852            5,163            4,933
---------------------------------------------------------------------------------------------------------------------------------
        Diluted funds from operations available to
                common shareholders                                 $   14,581     $   12,923      $    41,207       $   33,094
---------------------------------------------------------------------------------------------------------------------------------


(iii) Denominator                                                         Three           Three           Nine             Eight
                                                                   Months Ended    Months Ended   Months Ended      Months Ended
                                                                  September 30,   September 30,  September 30,     September 30,
                                                                           2002            2001           2002              2001
--------------------------------------------------------------------------------------------------------------- -----------------
    Weighted average shares                                             40,431         42,055          40,568            42,395
         outstanding for basic per share amounts
        Unexercised options and deferred
            share units                                                    300            278             346               293
        Convertible securities                                          11,282         11,906          11,330            12,020
--------------------------------------------------------------------------------------------------------------- -----------------
       Denominator for diluted funds from operations
                available to common shareholders                        52,013         54,239          52,244            54,708
---------------------------------------------------------------------------------------------------------------------------------
Basic funds from operations per share                              $      0.32   $       0.26     $      0.89       $       0.66
---------------------------------------------------------------------------------------------------------------------------------
Diluted funds from operations per share                            $      0.28   $       0.24     $      0.79       $       0.60
---------------------------------------------------------------------------------------------------------------------------------



The following securities were not included in the diluted per share calculations as the effect would have been anti-dilutive:
                                                                             Number of Shares if Converted or Exercised
                                                                                           (in thousands)
                                                                 ---------------------------------------------------------------
                                                                           Three           Three            Nine          Eight
                                                      Weighted      Months Ended    Months Ended    Months Ended   Months Ended
                                                       Average     September 30,   September 30,   September 30,  September 30,
                                                   Exercise Price           2002            2001            2002           2001
--------------------------------------------------------------------------------------------------------------------------------
Earnings per share
     Common share options                            $   8.73                 -               -                -            863
     Common share options                            $   6.68                 -           1,956                -              -
     Common share options                            $   6.17               217               -              217              -
     Convertible unsecured subordinated
          debentures                                  $ 11.50             7,888           8,348            7,888          8,348
      Series 1 convertible preferred shares and
            exchangeable notes, and Series A
            convertible debentures                   $   8.25             3,394           3,394            3,394          3,394
--------------------------------------------------------------------------------------------------------------------------------
Funds from operations per share
      Common share options                           $   8.73                 -             863                -            863
     Common share options                            $   6.17               217               -              217              -
--------------------------------------------------------------------------------------------------------------------------------

8.       SEGMENTED INFORMATION

The Company's  operating  segments  comprise the ownership of rental  properties  and the provision of real estate services, primarily to third-party commercial property owners.

                                           Rental
                                        Properties         First
Three Months Ended                      Held By O&Y       Canadian        Real Estate                       Inter-
September 30, 2002                        REIT              Place          Services         Other           Segment          Total
-----------------------------------------------------------------------------------------------------------------------------------
Real estate assets                        $539,984       $513,231     $         -       $  111,596        $(22,873)     $ 1,141,938
                                                                                -
Other assets                               112,083         23,984          35,417           38,281        (121,534)          88,231
Secured debt                               226,080        285,877               -           42,365               -          554,322
Capital expenditures and
    tenant inducements                       2,996          1,314             812           16,301            (160)          21,263
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                        $ 27,057       $ 33,208     $    13,872    $        (341)    $    (2,163)  $       71,633
Operating expenses                          12,357         17,058          11,419              532          (1,816)          39,550
Ground rent and entitlements                   502          5,563               -                -               -            6,065
-----------------------------------------------------------------------------------------------------------------------------------
Rental and real estate                      14,198         10,587           2,453             (873)           (347)          26,018
     services income
Depreciation and amortization                1,572          3,490             906              723               -            6,691
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                   $ 12,626       $  7,097    $      1,547     $     (1,596)   $       (347)  $       19,327
-----------------------------------------------------------------------------------------------------------------------------------




Three Months Ended                        Rental
                                       Properties        First
                                       Held By O&Y      Canadian       Real Estate                      Inter-
September 30, 2001                       REIT             Place         Services        Other           Segment          Total
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures and               $        89   $      1,194     $       357       $    9,950                    $      11,590
    tenant inducements                                                                                $              -
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                     $    24,588   $    31,446      $    19,710       $       67    $     (2,587)   $      73,224
Operating expenses                          11,028        16,172           17,586              387          (2,246)         42,927
Ground rent and entitlements                   499         4,788                -                -               -           5,287
-----------------------------------------------------------------------------------------------------------------------------------
Rental and real estate                      13,061        10,486            2,124             (320)           (341)         25,010
     services income
Depreciation and amortization                1,521         3,737            2,796              854               -           8,908
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                $    11,540   $      6,749     $      (672)     $    (1,174)    $      (341)  $      16,102
-----------------------------------------------------------------------------------------------------------------------------------

Nine Months Ended                          Rental
                                        Properties        First
                                       Held By O&Y       Canadian       Real Estate                      Inter-
September 30, 2002                        REIT             Place         Services        Other           Segment          Total
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures and             $     6,382     $     2,984      $     4,063     $     44,191    $       (360)     $   57,260
    tenant inducements
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                   $    79,742     $    98,834      $    45,894     $       (912)   $     (7,334)     $  216,224
Operating expenses                        36,717          50,195           39,211              979          (6,511)        120,591
Ground rent and entitlements               1,504          17,090                -                -               -          18,594
-----------------------------------------------------------------------------------------------------------------------------------
Rental and real estate                    41,521          31,549            6,683           (1,891)           (823)         77,039
     services income
Depreciation and amortization              4,485          10,519            2,545            2,354               -          19,903
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)              $    37,036     $    21,030     $      4,138     $     (4,245)   $       (823)     $   57,136
-----------------------------------------------------------------------------------------------------------------------------------


Eight Months Ended                      Rental
                                     Properties        First
                                     Held By O&Y      Canadian       Real Estate                        Inter-
September 30, 2001                     REIT             Place         Services          Other           Segment          Total
-----------------------------------------------------------------------------------------------------------------------------------
Capital expenditures and             $     4,584     $     2,723      $      520      $    16,574    $        -        $    24,401
    tenant inducements
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                   $    66,259     $    84,812      $    49,012     $       917    $     (6,285)     $  194,715
Operating expenses                        30,058          42,991           43,065           1,786          (5,538)        112,362
Ground rent and entitlements               1,321          13,948                -               -              -          15,269
-----------------------------------------------------------------------------------------------------------------------------------
Rental and real estate                    34,880          27,873            5,947            (869)           (747)        67,084
     services income
Depreciation and amortization              5,237           9,799            5,996             804               -         21,836
-----------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)              $    29,643     $    18,074     $        (49)    $     (1,673)   $      (747)    $   45,248
-----------------------------------------------------------------------------------------------------------------------------------


Operating income comprises net income excluding financing expense, corporate expense, system implementation costs, other items, interest of others in O&Y REIT and income tax expense. Other assets exclude cash, cash equivalents and short term investments. Real estate assets include rental properties, properties under development and land held for development.

Revenues from the Federal Government under various leases exceed 10% of the Company's total revenues and represent approximately $32.5 million of revenues in the rental properties held by O&Y REIT for the nine months ended September 30, 2002.


9.  OTHER ITEMS

                                                                        Three           Three             Nine           Eight
                                                                 Months Ended    Months Ended     Months Ended    Months Ended
                                                                September 30,   September 30,    September 30,   September 30,
                                                                         2002            2001             2002            2001
-------------------------------------------------------------------------------------------------------------------------------
(a)      Loss on repurchase of convertible unsecured              $     (401)    $     (685)      $    (1,084)     $      (685)
          subordinated debentures
(b)  Gain on repurchase of debentures of a subsidiary                    259              -               259                -
(c)  Gain on disposition of rental properties                              -              -                 -            2,232
-------------------------------------------------------------------------------------------------------------------------------
      Total other items                                           $     (142)    $     (685)      $      (825)     $     1,547
-------------------------------------------------------------------------------------------------------------------------------
Current tax benefit (expense) due to:
       Loss on repurchase of convertible unsecured
             subordinated debentures                                     151            240               417              240
       Gain on repurchase of debentures of a subsidiary                 (101)             -              (101)               -
       Gain on disposition of rental property                              -              -                 -          (13,575)
       Non-operating current tax adjustments                               -              -             2,298                -
-------------------------------------------------------------------------------------------------------------------------------
Total current tax expense on other items                          $       50     $      240        $    2,614       $  (13,335)
-------------------------------------------------------------------------------------------------------------------------------
Non-operating items, net                                          $      (92)    $     (445)       $    1,789       $  (11,788)
-------------------------------------------------------------------------------------------------------------------------------

(a)  Repurchase of convertible unsecured subordinated debentures

During the nine months ended September 30, 2002, par value of $5.3 million of convertible subordinate debentures were repurchased for $4.4 million. Details of the transactions are set out below.

Three months ended September 30, 2002:                                      Liability              Equity
                                                                            Component           Component           Total
                                                             ---------------------------------------------------------------
Net book value of the debentures repurchased                               $      104         $    1,805         $   1,909
Purchase price                                                                    505              1,089             1,594
                                                             ---------------------------------------------------------------
Gain (loss), before current income taxes                                         (401)               716               315
Current income tax recovery (expense)                                             151               (279)             (128)
                                                             ---------------------------------------------------------------
Gain (loss), net of current income taxes                                    $     (250)      $       437        $      187
                                                             ---------------------------------------------------------------

Nine months ended September 30, 2002:                                       Liability              Equity            Total
                                                                            Component           Component
                                                             ---------------------------------------------------------------
Net book value of the debentures repurchased                               $      389         $    5,033         $   5,422
Purchase price                                                                  1,473              2,961             4,434
                                                             ---------------------------------------------------------------
Gain (loss), before current income taxes                                       (1,084)             2,072               988
Current income tax recovery (expense)                                             417               (800)             (383)
                                                             ---------------------------------------------------------------
Gain (loss), net of current  income taxes                                   $    (667)        $    1,272        $      605
                                                             ---------------------------------------------------------------

Three and eight months ended                                                Liability              Equity            Total
       September 30, 2001:                                                  Component           Component
                                                             ---------------------------------------------------------------
Net book value of the debentures repurchased                               $      439         $    3,664         $   4,103
Purchase price                                                                  1,124              1,991             3,115
                                                             ---------------------------------------------------------------
Gain (loss), before current income taxes                                         (685)             1,673               988
Current income tax recovery (expense)                                             240               (586)             (346)
                                                             ---------------------------------------------------------------
Gain (loss), net of current  income taxes                                    $    (445)       $    1,087        $      642
                                                             ---------------------------------------------------------------

As the debentures are segregated into debt and equity components on the balance sheet, the purchase price was allocated to the components at the date of repurchase. The allocation of the purchase price was determined by a measure of the respective fair values of the components at the date of repurchase. The net loss on the liability component resulted in a charge to net income. The net gain on the equity component resulted in an increase in contributed surplus.

(b)      Repurchase of debentures of a subsidiary

During the three months ended September 30, 2002 the Company repurchased unsecured debentures of a subsidiary, resulting in pre-tax gain of $259,000 and an after tax gain of $158,000.

(c)      Disposition of rental properties

During the eight months ended September 30, 2001 the Company realized a gain of $2,232,000 on the transfer of certain rental properties to O&Y REIT. Current income tax expense associated with this transaction was $13,575,000.

10.      RELATED PARTY TRANSACTION

On July 9, 2002, the Company loaned $150,000 to the Chairman of the Board of Directors of the Company. The loan bears interest at 5% per annum and matures on December 31, 2002. The loan is included in amounts receivable on the balance sheet.

11.      SUBSEQUENT EVENTS

On October 1, 2002, O&Y REIT completed the acquisition of the remaining 50% interest in the Altius Centre, a rental property in Calgary, Alberta, for $32.5 million. The acquisition was financed with an assumed mortgage of $16.2 million and the balance through O&Y REIT's operating/acquisition facility. Included in cash and cash equivalents at September 30, 2002 was $16.5 million held in trust for this transaction.

Subsequent to September 30, 2002, the Company announced that it expects to take a restructuring charge of $7 million to $9 million before taxation prior to December 31, 2002 as a result of a refocusing of the real estate services business.

12.   COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform with the presentation for the current period.

        Corporate Information


        O&Y Properties Corporation
        1 First Canadian Place
        Suite 3300, P.O. Box 72
        Toronto, Ontario, Canada
        M5X 1B1
        Telephone: (416) 862-6900
        Fax: (416) 862-6904

        Stock Exchange Listing
        Toronto Stock Exchange (TSX)

        Stock Trading Symbol
        Common Shares: OYP
        Convertible Debentures: OYP.DB

        Investor Relations
        (for investor relations enquiries)
        Contact investor relations at 416-862-6900 or 1-866-583-6098
        E-Mail: ir@oyp.com or visit our Web site at www.oyp.com

        Share Transfer Agent and Registrar
        (for change of address, registration or other shareholder enquiries) CIBC Mellon Trust Company
        Toll free throughout North America: 1-800-387-0825
        E-mail: inquiries@cibcmellon.ca

        Auditors
        Deloitte & Touche LLP
        Chartered Accountants
        Toronto, Ontario










Cautionary statement regarding forward-looking statements
This quarterly report contains forward-looking statements relating to our operations and the environment in which we operate, which are based on our expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to control or predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, a forward-looking statement speaks only as of the date on which such statement is made. We undertake no obligation to publicly update any such statement, to reflect new information or the occurrence of future events or circumstances.

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  November 28, 2002                O&Y PROPERTIES CORPORATION

                                        By:      /s/ Randy B. Northey
                                                 -----------------------------
                                        Name:    Randy B. Northey
                                        Title:   Senior Vice-President,
                                                 General Counsel and Secretary